Exhibit 8.1

List of Subsidiaries of the Registrant

•	Changyou.com (HK) Limited, incorporated in Hong Kong.

•	Beijing AmazGame Age Internet Technology Co., Ltd., incorporated in the PRC.

•	Changyou.com (US), Inc., incorporated in the United States.

•	Changyou.com (UK) Co., Ltd., incorporated in the United Kingdom.

•	Changyou My Sdn.Bhd, incorporated in Malaysia.

•	Changyou.com Korea Limited, incorporated in South Korea.